UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Micron Technology, Inc

(Name of Issuer)

Common stock, par value $0.10 per share

(Title of Class of Securities)

595112103

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595112103

Person 1
1.	(a) Names of Reporting Persons. Orbis Investment Management Limited (OIML), Orbis Asset Mangement Limited (OAML)
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization The Reporting Persons are companies organised under the laws of Bermuda.

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 17,406,439

6. Shared Voting Power 221,939

7. Sole Dispositive Power 17,628,378

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Orbis Investment Management Limited 17,575,453 and Orbis Asset Management Limited 52,925

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 2.1%

12.	Type of Reporting Person (See Instructions)

FI (OIML) and OO (OAML)

Item 1.
(a)	Name of Issuer Micron Technology, Inc
(b)	Address of Issuer's Principal Executive Offices
8000 South Federal Way, Boise, Idaho 83716-9632
Item 2.
(a)	Name of Person Filing Orbis Investment Management Limited (OIML), Orbis Asset Mangement Limited (OAML)
(b)	Address of Principal Business Office or, if none, Residence 25 Front Street, Hamilton Bermuda HM11
(c)	Citizenship The Reporting Persons are companies organised under the laws of Bermuda.
(d)	Title of Class of Securities Common stock, par value $0.10 per share
(e)	CUSIP Number 595112103

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);. for OIML;
(k)	[X ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).If filing as a non-U.S. institution in accordance with 240.13d-1(b)(ii)(J), please specify the type of institution: equivalent to IA (only for OIML).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: Orbis Investment Management Limited 17,575,453 and Orbis Asset Management Limited 52,925
(b)	Percent of class: 2.1%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 17,406,439
(ii) Shared power to vote or to direct the vote 221,939
(iii) Sole power to dispose or to direct the disposition of 17,628,378
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group
Orbis Investment Management Limited (OIML) and Orbis Asset Management Limited (OAML) are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIML and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person. OIML is the beneficial owner of 17,575,453 shares of common stock or 2.1% of the 849,823,817 shares of common stock of Micron Technology, Inc believed to be outstanding. OAML is the beneficial owner of 52,925 shares of common stock or 0.0% of the 849,823,817 shares of common stock of Micron Technology, Inc believed to be outstanding.
Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date
Orbis Investment Management Limited Orbis Asset Management Limited
Signature
James Dorr, General Counsel
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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